Filed by Strathcona Resources Ltd.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: MEG Energy Corp.

Commission File No. 132-02876

News Release

Strathcona Resources Ltd. Terminates Take-Over Bid for MEG Energy Corp., Announces Shareholder Meeting to Approve Special Distribution, and Provides Corporate Update

Calgary, Alberta (October 10, 2025) – Strathcona Resources Ltd. ("Strathcona") today announced: (i) the termination of its take-over bid (the "Offer") for MEG Energy Corp. ("MEG"), (ii) a meeting of shareholders to approve a special distribution of $10.00 / share, and (iii) a corporate update.

Termination of MEG Offer

As a result of the revised arrangement agreement between the MEG board of directors (the "MEG Board") and Cenovus Energy Inc. ("Cenovus"), Strathcona believes the conditions to its Offer, or any reasonably improved offer, are no longer capable of being satisfied.

On the back of a failed shareholder vote, the MEG Board’s decision to waive Cenovus’ standstill and allow it to vote shares acquired after the record date in favour of its own transaction is without precedent in the Canadian public markets and the latest in a series of anti-competitive actions taken by the MEG Board. Strathcona has concluded that the MEG Board’s ability to continuously extend the Cenovus meeting date, and continuously allow Cenovus to purchase and vote additional shares, makes an improved offer for MEG impractical and not in the best interests of Strathcona shareholders.

While Strathcona is disappointed with this outcome, it is pleased that its actions, along with those of its fellow MEG shareholders, delivered something which the MEG Board could not, namely a more equitable transaction with Cenovus which allows MEG shareholders to participate more meaningfully in future upside. Strathcona would like to thank its shareholders for their support throughout the MEG process, as well as the many MEG shareholders it received support from and tendered their shares.

Strathcona has terminated the Offer effective immediately in accordance with the terms and conditions of the original offer and accompanying take-over bid circular of Strathcona dated May 30, 2025, as amended by the notice of variation, change and extension dated September 10, 2025. Accordingly, no MEG shares will be taken up under the Offer and the MEG shares that have been deposited under the Offer will be promptly returned to MEG shareholders.

Launch of Special Distribution

As previously disclosed, Strathcona intends to pay a special distribution of $10.00 per share (the "Special Distribution") to all Strathcona common shareholders. The Special Distribution is expected to be completed as part of a statutory plan of arrangement (the "Plan of Arrangement") that would entitle Strathcona shareholders to receive the Special Distribution as a dividend or, at their election, a return of capital. The Special Distribution will be paid in connection with the reorganization of Strathcona's business into a pure-play heavy oil company and discontinuance of its Montney business segment, and derived from the cash proceeds received from the sale of such business segment.

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Strathcona shareholders of record as of the close of business on October 17, 2025 will be asked to approve the Plan of Arrangement at a special meeting of shareholders expected to be held on Thursday, November 27, 2025, where it must be approved by at least two-thirds of the votes cast at the shareholder meeting. Certain limited partnerships managed by Waterous Energy Fund ("WEF"), which collectively own approximately 79.6% of the outstanding shares, have advised Strathcona that they intend to vote in favour of the Plan of Arrangement and, accordingly, it is expected that the Special Distribution will be approved.

The transaction also requires the approval of the Alberta Court of King's Bench. If shareholder and court approval are obtained, Strathcona currently expects to effect the Special Distribution in December 2025.

Full details of the Special Distribution and the Plan of Arrangement will be described in Strathcona's management information circular and other related materials. Those documents are expected to be provided to shareholders, filed with the Canadian securities regulators on SEDAR+ under Strathcona's profile at www.sedarplus.ca and posted on Strathcona's website on or about November 6, 2025.

Corporate Update

Following the sale of MEG, Strathcona will be the only pure play oil company in North America producing more than 50 Mbbls / d without mines or refineries. An updated corporate presentation has been posted on Strathcona's website, which provides further details on Strathcona's go-forward strategy and long-range plan, which Strathcona shareholders are encouraged to review.

Strathcona remains committed to its previously disclosed long-range plan of organic growth from 120 Mbbls / d to 195 Mbbls / d by 2031 (a 10% CAGR), made possible by its long reserves life index (29 years proved, 49 years proved plus probable), high margin production, and deep inventory of low breakeven drilling locations. 100% of the planned growth is expected to come from Strathcona's SAGD properties, with approximately 9 Mbbls / d coming from filling existing facility capacity and approximately 66 Mbbls / d from three brownfield SAGD projects. The majority of Strathcona’s incremental production growth will be sold in the U.S. Gulf Coast via Strathcona’s owned and operated Hamlin Rail Terminal and new long-haul pipeline capacity. As part of this long-range plan, Strathcona's board of directors has approved a 2026 capital budget of $1.0 billion, with associated production guidance of 115 Mbbls / d to 125 Mbbls / d and exit production of approximately 130 Mbbls / d.

Upon completion of the Special Distribution, Strathcona expects to have approximately $2.0 billion in debt net of marketable securities, and more than $1.0 billion in available liquidity. Excess free cash flow, above Strathcona's existing base dividend of $0.30 / share / quarter, will be allocated opportunistically between debt repayment, M&A and further shareholder returns.

WEF Share Pass-Through

Strathcona today also announced that WEF intends to complete an additional series of share pass-through transactions to its limited partners, in accordance with its previously stated intentions and in a similar manner as it did in January 2025. WEF expects to distribute up to approximately 13% of the outstanding shares of Strathcona to its limited partners in two stages, with approximately 5% expected to be distributed in November 2025 and up to an additional 8% in early 2026. Following completion of the share pass-through transactions, WEF's ownership in Strathcona will decrease from 79.6% to approximately 66.6%. No member of the WEF general partner, or any WEF employee, receiving shares as part of the pass-through has plans to sell any shares following the distribution at this time.

About Strathcona

Strathcona is one of North America's fastest growing pure play heavy oil producers with operations focused on thermal oil and enhanced oil recovery. Strathcona is built on an innovative approach to growth achieved through the consolidation and development of long-life assets. Strathcona's common shares (symbol SCR) are listed on the Toronto Stock Exchange (TSX).

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For more information about Strathcona, visit www.strathconaresources.com.

Investor inquiries: info@strathconaresources.com

Media inquiries: communications@strathconaresources.com

Website addresses are provided for informational purposes only and no information contained on, or accessible from, such websites is incorporated by reference in this news release unless expressly incorporated by reference.

Early Warning Reporting

No securities of MEG have been acquired or disposed of by Strathcona. Rather, this news release is issued pursuant to National Instrument 62-104 – Take-Over Bids and Issuer Bids and National Instrument 62-103 – The Early Warning System and Related Take-Over Bid and Insider Reporting Issues due to a change in material fact contained in the most recently filed early warning report of Strathcona. An amended early warning report reflecting the termination of the Offer by Strathcona will be electronically filed by Strathcona today with the applicable securities commission in each jurisdiction where MEG is a reporting issuer and will be available on MEG's SEDAR+ profile at www.sedarplus.ca. For further information or to obtain a copy of the amended early warning report, please contact Strathcona's Chief Financial Officer by email at info@strathconaresources.com or by phone at (403) 930-3000.

Strathcona is a corporation existing under the laws of the Province of Alberta, and its head office is located at Suite 1900, 421 – 7th Avenue S.W., Calgary, Alberta, Canada T2P 4K9.

Non-GAAP Measures and Ratios

Supplementary Financial Measures

“Debt net of marketable securities” is comprised of debt less marketable securities, as derived under IFRS Accounting Standards” Presentation of Oil and Gas Information

All production volumes presented in this news release are shown in barrels (bbl), including those derived from natural gas. Natural gas equivalency volumes for purposes of reporting production or "boe" (barrels of oil equivalent) have been derived using the ratio of six thousand cubic feet of gas to one barrel of oil (6 Mcf: 1 bbl). Such figures may be misleading, particularly if used in isolation. The foregoing conversion ratio is based on an energy equivalency conversion method primarily applicable at the burner tip and do not represent a value equivalency at the wellhead. Given that the value ratio of oil compared to natural gas based on currently prevailing prices is significantly different than the energy equivalency ratio of 1 bbl : 6 mcf, utilizing a conversion ratio of 1 bbl : 6 mcf may be misleading as an indication of value.

References in this news release to initial production rates and other short-term production rates and test results are useful in confirming the presence of hydrocarbons, however, such rates are not determinative of the rates at which such wells will commence production and decline thereafter and are not indicative of long-term performance or of ultimate recovery. While encouraging, readers are cautioned not to place reliance on such rates in calculating aggregate production for Strathcona or the assets for which such rates are provided. A pressure transient analysis or well-test interpretation has not been carried out in respect of all wells. Accordingly, the test results should be considered to be preliminary.

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References to "liquids" in this news release refer to, collectively, bitumen, heavy oil, condensate and light oil (comprised of condensate and light oil) and other natural gas liquids ("NGL") (comprised of ethane, propane and butane only). References to "oil and condensate" in this news release refer to, collectively, light and medium crude oil, heavy crude oil, bitumen and natural gas liquids. References to "natural gas" in this news release refer to conventional natural gas.

Forward-Looking Information

This news release contains certain "forward-looking information" within the meaning of applicable Canadian securities laws and "forward-looking statements" within the meaning of applicable U.S. securities laws (collectively, "forward-looking information") and are prospective in nature. Forward-looking information is not based on historical facts, but rather on current expectations and projections about future events, and is therefore subject to risks and uncertainties that could cause actual results to differ materially from the future results expressed or implied by the forward-looking information. Often, but not always, forward- looking information can be identified by the use of forward-looking words such as "believes", "plans", "expects", "intends" and "anticipates", or variations of such words, and phrases or statements that certain actions, events or results "may", "could", "should", "would", "might" or "will" be taken, occur or be achieved. Forward-looking information contained in this news release includes, but is not limited to, expectations relating to the Special Distribution, including the rationale for and the amount of the Special Distribution, timing thereof and expected approvals therefor; the anticipated tax treatment of the Special Distribution for shareholders resident in Canada and in jurisdictions other than Canada; the expected timing for filing and mailing the management information circular and other related materials; Strathcona's production and capital spending guidance for 2026 and long-range growth plans; expectations regarding the sale of incremental production, including the anticipated market and method of delivery; forecasted debt and available liquidity; expected allocation and uses of excess free cash flow; WEF's intention to complete an additional series of pass-through transactions to its limited partners, including WEF's expected share ownership following such transactions and the timing thereof; and expectations regarding future share sales by members of the WEF general partner or WEF employees.

Although Strathcona believes that the expectations reflected by the forward-looking information presented in this news release are reasonable, the forward-looking information is based on assumptions and factors concerning future events that may prove to be inaccurate. Those assumptions and factors are based on information currently available to Strathcona about itself and the business in which it operates. Information used in developing forward-looking information has been acquired from various sources, including third party consultants, suppliers and regulators, among others. The material assumptions used to develop the forward-looking information herein include, but are not limited to: the ability of Strathcona to pursue, complete and fund the Special Distribution, including the expected sources of funding therefor and the anticipated impact thereof on Strathcona's financial position; the ability of Strathcona to obtain all approvals required to complete the Special Distribution in a timely manner and on the timeline set forth in this news release; the success of Strathcona's operations and growth and expansion projects; expectations regarding production growth, future well production rates and reserve volumes; expectations regarding Strathcona's capital program, including the outlook for general economic trends, industry trends, prevailing and future commodity prices, foreign exchange rates and interest rates; the availability of third party services; prevailing and future royalty regimes and tax laws; future well production rates and reserve volumes; fluctuations in energy prices based on worldwide demand and geopolitical events; expectations regarding the impact of tariffs on Strathcona's operations and its ability to effectively mitigate the impact thereof; the impact of inflation; the integrity and reliability of Strathcona's assets; decommissioning obligations; Strathcona's ability to comply with its financial covenants; and the governmental, regulatory and legal environment. Although Strathcona believes that the assumptions made and the expectations represented by such information are reasonable, there can be no assurance that the forward-looking information herein will prove to be accurate.

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The forward-looking information included in this news release is not a guarantee of future performance. Because actual results or outcomes could differ materially from those expressed in any forward-looking information, readers should not place undue reliance on any such forward-looking information. By its nature, forward-looking information is based on assumptions and involves known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from future results, performance or achievements expressed or implied by such forward-looking information. Factors that could cause actual events to differ materially from those contemplated or implied by the forward- looking information in this news release include, but are not limited to, changes in tax law and practice; the inability of Strathcona to procure the approvals required to complete the Special Distribution, in a timely manner or at all; an inability to procure delivery services and the impacts caused by a postal strike; changes in commodity prices; changes in the demand for or supply of Strathcona's products; the continued impact, or further deterioration, in global economic and market conditions, including from inflation and/or certain geopolitical conflicts, such as the ongoing Russia/Ukraine conflict and the conflict in the Middle East, and other heightened geopolitical risks, including the imposition of tariffs or other trade barriers, and the ability of Strathcona to carry on operations as contemplated in light of the foregoing; determinations by the Organization of the Petroleum Exporting Countries and other countries as to production levels; unanticipated operating results or production declines; changes in tax or environmental laws, climate change, royalty rates or other regulatory matters; changes in Strathcona's development plans or by third party operators of Strathcona's properties; competition from other producers; inability to retain drilling rigs and other services; failure to realize the anticipated benefits of Strathcona's acquisitions; incorrect assessment of the value of acquisitions; delays resulting from or inability to obtain required regulatory approvals; increased debt levels or debt service requirements; inflation; changes in foreign exchange rates; inaccurate estimation of Strathcona's oil and gas reserve and contingent resource volumes; limited, unfavourable or a lack of access to capital markets or other sources of capital; increased costs; a lack of adequate insurance coverage; the impact of competitors; and the other risks described in Strathcona's annual information form for the year ended December 31, 2024 and other documents filed by Strathcona with the applicable Canadian securities regulatory authorities (available under Strathcona's profile on SEDAR+ at www.sedarplus.ca).

Declaration of dividends is at the sole discretion of the Board of Directors of Strathcona and will continue to be evaluated on an ongoing basis. There are risks that may result in Strathcona changing, suspending or discontinuing its quarterly dividends, including changes to its free cash flow, operating results, capital requirements, financial position, debt levels, market conditions or corporate strategy and the need to comply with requirements under its credit agreement and applicable laws respecting the declaration and payment of dividends. There are no assurances as to the continuing declaration and payment of future dividends or the amount or timing of any such dividends.

Management approved the capital budget and production guidance contained herein as of the date of this news release. The purpose of the capital budget and production guidance is to assist readers in understanding Strathcona's expected and targeted financial position and performance, and this information may not be appropriate for other purposes.

This news release contains information that may constitute future-oriented financial information or financial outlook information (collectively, "FOFI") about Strathcona's prospective financial performance, financial position or cash flows, all of which is subject to the same assumptions, risk factors, limitations and qualifications as set forth above. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise or inaccurate and, as such, undue reliance should not be placed on FOFI. Strathcona's actual results, performance and achievements could differ materially from those expressed in, or implied by, FOFI.

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Strathcona has included FOFI in order to provide readers with a more complete perspective on Strathcona's future operations and management's current expectations relating to Strathcona's future performance. Readers are cautioned that such information may not be appropriate for other purposes.

The foregoing risks should not be construed as exhaustive. The forward-looking information contained in this news release is provided as of the date hereof and Strathcona does not undertake any obligation to publicly update or to revise any of the forward-looking information included herein to reflect new circumstances or events, except as required by applicable securities laws. The forward-looking information contained in this news release is expressly qualified by this cautionary statement.

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